                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Schedule 13E-3
                       Rule 13e-3 Transaction Statement

                              (Amendment No. 1)
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        SUNSTONE HOTEL INVESTORS, INC.
                             (Name of the Issuer)

                        SUNSTONE HOTEL INVESTORS, INC.
                            SHP ACQUISITION, L.L.C.
                            SHP INVESTORS SUB, INC.
                                ROBERT A. ALTER
                               ALTER SHP L.L.C.
                             CHARLES L. BIEDERMAN
                             BIEDERMAN SHP L.L.C.
                     WESTBROOK REAL ESTATE FUND III, L.P.
           WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP III, L.P.
                             WESTBROOK SHP, L.L.C.
                             PAUL D. KAZILIONIS
                     (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                  867933 10 3
                     (CUSIP Number of Class of Securities)



          R. TERRENCE CROWLEY                        JONATHAN H. PAUL
    SUNSTONE HOTEL INVESTORS, INC.903            SHP ACQUISITION, L.L.C.
            CALLE AMANECER                      c/o WESTBROOK REAL ESTATE
     SAN CLEMENTE, CALIFORNIA 92673                  PARTNERS, L.L.C.
            (949) 369-4230                        599 LEXINGTON AVENUE
                                                   NEW YORK, NY 10022
                                                     (212) 849-8839

           (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications on Behalf of
                          Person(s) Filing Statement)

                              ------------------

                                  Copies to:



      LAURA HUNTER, ESQ.                  RICHARD CAPELOUTO, ESQ.
       ROGER COHEN, ESQ.                   BRIAN M. STADLER, ESQ.
BROBECK, PHLEGER & HARRISON LLP         SIMPSON THACHER & BARTLETT
     38 TECHNOLOGY DRIVE                    425 LEXINGTON AVENUE
   IRVINE, CALIFORNIA 92618              NEW YORK, NEW YORK  10017
       (949) 790-6300                          (212) 455-2000


    PHILLIP GORDON, ESQ.                 STEVEN L. LICHTENFELD, ESQ.
      ALTHEIMER & GRAY                        BATTLE FOWLER LLP
   10 SOUTH WACKER DRIVE                    75 EAST 55/th/ STREET
     CHICAGO, IL 60606                    NEW YORK, NEW YORK 10021
      (312) 715-4000                           (212) 856-7000

This statement is filed in connection with (check the appropriate box):


a.   [x]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.   [ ]   The filing of a registration statement under the Securities Act of
           1933.
c.   [ ]   A tender offer.
d.   [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                           Calculation of Filing Fee
-------------------------------------------------------------------------------
      Transaction Valuation*                       Amount of Filing Fee

          $438,874,389                                    $87,775
-------------------------------------------------------------------------------


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

* For purposes of calculation of the filing fee only. This amount is based upon a merger involving the cancellation of 39,757,386 shares of common stock, par value $0.01, of Sunstone Hotel Investors, Inc. at $10.41 cash per share and 250,000 shares of Preferred Stock of Sunstone Hotel Investors, Inc. at $100.00 per share. Pursuant to, and as provided by, Rule 0-11 under the Securities Exchange Act of 1934, as amended, the amount required to be paid with the filing of this Schedule 13E-3 is $87,775.

Amount previously paid: $87,775                    Filing Party:  Sunstone Hotel
                                                                 Investors, Inc.

Form or registration No.: Preliminary Schedule 14A  Date Filed:  August 18,
1999

          This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Sunstone Hotel Investors, Inc., a Maryland corporation (the "Company"), SHP Acquisition, L.L.C., a Delaware limited liability company ("SHP Acquisition"), SHP Investors Sub, Inc., a Maryland corporation ("SHP Investors Sub"), Robert A. Alter, Alter SHP L.L.C., a Delaware limited liability company, Charles L. Biederman, Biederman SHP L.L.C., a Delaware limited liability company, Westbrook Real Estate Fund III, L.P., a Delaware limited partnership, Westbrook Real Estate Co-Investment Partnership III, L.P., a Delaware limited partnership, Westbrook SHP, L.L.C., a Delaware limited liability company, and Paul D. Kazilionis in connection with the proposed merger of SHP Investors Sub with and into the Company (the "Merger"), pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of October 7, 1999 (the "Merger Agreement"), by and among the Company, SHP Acquisition and SHP Investors
Sub.

          Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $10.35 in cash, as adjusted as provided in the Merger Agreement, and each share of the Company's Class A Cumulative Convertible Preferred Stock, $0.01 par value per share, issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive $100.00, together with all accrued dividends, in cash.

          This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit 99.1.

          The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

                             CROSS REFERENCE SHEET

Item Number
and Caption in
Schedule 13E-3              Location in the Proxy Statement
--------------              -------------------------------
1. Issuer and Class
of Security Subject to
the Transaction

(a)                         "MATTERS RELATING TO THE MERGER PROPOSAL --GENERAL --
                            SUNSTONE"

(b)                         COVER PAGE, "SUMMARY -- VOTING SECURITIES AND VOTES
                            REQUIRED;" and "INFORMATION CONCERNING THE SPECIAL MEETING -
                            - RECORD DATE, QUORUM DATE; QUORUM; OUTSTANDING COMMON STOCK
                            AND PREFERRED STOCK ENTITLED TO VOTE"

(c)                         "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND
                            INFORMATION"

(d)                         "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND
                            INFORMATION"

(e)                         "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND
                            INFORMATION"

(f)                         *

2. Identity and
Background


(a) - (g)                   "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSAL -- GENERAL --
                            SUNSTONE;" "MATTERS RELATING TO THE MERGER PROPOSAL -- GENERAL --
                            SHP ACQUISITION AND SHP INVESTORS SUB;" "MANAGEMENT OF SUNSTONE;"
                            and "MANAGEMENT OF SHP ACQUISITION AND SHP INVESTORS SUB; MEMBERS
                            OF SHP ACQUISITION"


3. Past Contacts,
Transactions or
Negotiations

(a)(1)                      "MATTERS RELATING TO THE MERGER PROPOSAL --BACKGROUND OF THE
                            MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --
                            INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;"
                            and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

(a)(2)                      "MATTERS RELATING TO THE MERGER PROPOSAL --BACKGROUND OF THE
                            MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PURPOSE
                            AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE
                            MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN MATTERS
                            TO BE ACTED UPON;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;"
                            and "SUMMARY -- OPERATING PARTNERSHIP MERGER"


(b)                         "MATTERS RELATING TO THE MERGER PROPOSAL --BACKGROUND OF THE
                            MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --
                            INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;"
                            and "CERTAIN RELATIONSHIPS AND TRANSACTIONS"

4. Terms of the Transaction

(a)                         "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSAL;" and
                            "THE MERGER AND THE MERGER AGREEMENT -- THE MERGER"

(b)                         "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSAL;" and
                            "THE MERGER AND THE MERGER AGREEMENT -- THE MERGER"

5. Plans or Proposals of the
Issuer or Affiliate

(a) - (g)                   "SUMMARY -- OPERATING PARTNERSHIP MERGER;" "MATTERS RELATING TO
                            THE MERGER PROPOSAL -- PURPOSE AND STRUCTURE OF THE MERGER;"
                            "MATTERS RELATING TO THE MERGER PROPOSAL -- INTERESTS OF CERTAIN
                            PERSONS IN MATTERS TO BE ACTED UPON;" "MATTERS RELATING TO THE
                            MERGER PROPOSAL -- CERTAIN CONSEQUENCES OF THE MERGER;" "MATTERS
                            RELATING TO THE MERGER PROPOSAL -- PLANS FOR SUNSTONE AFTER THE
                            MERGER;" "THE MERGER AND THE MERGER AGREEMENT -- THE MERGER;"

                            "MATTERS RELATING TO THE MERGER PROPOSAL --FINANCING;
                            SOURCE OF FUNDS;" and "COMMON STOCK MARKET PRICE
                            INFORMATION; DIVIDEND INFORMATION"

6. Source and Amount of
Funds or Other Consideration

(a) - (c)                   "SUMMARY -- FAIRNESS OPINION;" "SUMMARY--FINANCING;
                            SOURCE OF FUNDS;" "MATTERS RELATING TO THE MERGER
                            PROPOSAL -- FINANCING; SOURCE OF FUNDS;" and
                            "MATTERS RELATING TO THE MERGER PROPOSAL --FEES AND
                            EXPENSES"

(d)                         *

7. Purpose(s), Alternatives,
Reasons and Effects

(a) - (c)                   "SUMMARY -- PURPOSE, STRUCTURE AND EFFECTS OF THE
                            MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --
                            BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE
                            MERGER PROPOSAL --PURPOSE AND STRUCTURE OF THE
                            MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --
                            BENEFITS AND DETRIMENTS OF THE MERGER TO SHP
                            ACQUISITION;" "MATTERS RELATING TO THE MERGER
                            PROPOSAL --RECOMMENDATION OF THE SPECIAL COMMITTEE
                            OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;"
                            "MATTERS RELATING TO THE MERGER PROPOSAL -- OPINION
                            OF THE INDEPENDENT FINANCIAL ADVISOR;" and "MATTERS
                            RELATING TO THE


                            MERGER PROPOSAL -- POSITION OF SHP
                            ACQUISITION AND THE OTHER FILING PERSONS"

(d)                         "SUMMARY-- PURPOSE, STRUCTURE AND EFFECTS OF THE
                            MERGER;" "SUMMARY-- CONFLICTS OF INTEREST OF
                            OFFICERS AND DIRECTORS OF SUNSTONE;" "SUMMARY--
                            FEDERAL INCOME TAX CONSEQUENCES;" "MATTERS RELATING
                            TO THE MERGER PROPOSAL --PURPOSE AND STRUCTURE OF
                            THE MERGER;" "MATTERS RELATING TO THE MERGER
                            PROPOSAL --BENEFITS AND DETRIMENTS OF THE MERGER TO
                            SHP ACQUISITION;" "MATTERS RELATING TO THE MERGER
                            PROPOSAL --RECOMMENDATION OF THE SPECIAL COMMITTEE
                            OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;"
                            "MATTERS RELATING TO THE MERGER PROPOSAL -- BENEFITS
                            AND DETRIMENTS TO NONAFFILIATED STOCKHOLDERS;"
                            "MATTERS RELATING TO THE MERGER PROPOSAL --INTERESTS
                            OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;"
                            "MATTERS RELATING TO THE MERGER PROPOSAL --CERTAIN
                            CONSEQUENCES OF THE MERGER;" "MATTERS RELATING TO
                            THE MERGER PROPOSAL -- PLANS FOR SUNSTONE AFTER THE
                            MERGER;"


                            "MATTERS RELATING TO THE MERGER PROPOSAL --
                            MATERIAL FEDERAL INCOME TAX CONSEQUENCES;"
                            "MATTERS RELATING TO THE MERGER PROPOSAL--
                            LITIGATION REGARDING THE MERGER;" "MATTERS
                            RELATING TO THE MERGER PROPOSAL -- ACCOUNTING
                            TREATMENT;" and "THE MERGER AND THE MERGER
                            AGREEMENT -- THE MERGER"

8. Fairness of the
Transaction

(a) - (f)                   "SUMMARY -- RECOMMENDATION OF THE BOARD OF DIRECTORS
                            AND THE SPECIAL COMMITTEE;" "INFORMATION CONCERNING
                            THE SPECIAL MEETING --VOTE REQUIRED;" "MATTERS
                            RELATING TO THE MERGER PROPOSAL --BACKGROUND OF THE
                            MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --
                            PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS
                            RELATING TO THE MERGER PROPOSAL --RECOMMENDATION OF
                            THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS;
                            FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE
                            MERGER PROPOSAL -- POSITION OF SHP ACQUISITION AND
                            THE OTHER FILING PERSONS;" "MATTERS RELATING TO THE
                            MERGER PROPOSAL --BENEFITS AND DETRIMENTS TO
                            NONAFFILIATED STOCKHOLDERS;" "MATTERS RELATING TO
                            THE MERGER PROPOSAL -- OPINION OF THE INDEPENDENT
                            FINANCIAL


                            ADVISOR;" "MATTERS RELATING TO THE MERGER PROPOSAL --
                            INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED
                            UPON; "APPENDIX B -- FAIRNESS OPINION OF GOLDMAN,
                            SACHS & CO. DATED JULY 12, 1999;" AND APPENDIX C
                            -- FAIRNESS OPINION OF GOLDMAN SACHS & CO. DATED
                            OCTOBER 7, 1999"

9. Reports, Opinions,
Appraisals and Certain
Negotiations

(a) - (c)                   "MATTERS RELATING TO THE MERGER PROPOSAL --
                            BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE
                            MERGER PROPOSAL --RECOMMENDATION OF THE SPECIAL
                            COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE
                            MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --
                            OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;"
                            "APPENDIX B -- FAIRNESS OPINION OF GOLDMAN, SACHS &
                            CO. DATED JULY 12, 1999;" AND APPENDIX C
                            -- FAIRNESS OPINION OF GOLDMAN SACHS & CO. DATED
                            OCTOBER 7, 1999"

10. Interest in Securities
of the Issuer

(a)                         "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                            MANAGEMENT OF SUNSTONE"

(b)                         "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND
                            INFORMATION"

11. Contracts, Arrangements
or Understanding with
Respect to the Issuer's
Securities


                            "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL
                            MEETING -- VOTE REQUIRED;" "MATTERS RELATING TO THE
                            MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN
                            MATTERS TO BE ACTED UPON;" "THE MERGER AND THE
                            MERGER AGREEMENT --THE MERGER;" and "CERTAIN
                            RELATIONSHIPS AND TRANSACTIONS"

12. Present Intention and
Recommendation of Certain
Persons with Regard to the
Transaction

(a) - (b)                   "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL
                            MEETING -- VOTE REQUIRED;" "MATTERS RELATING TO THE
                            MERGER PROPOSAL -- BACKGROUND OF THE MERGER;"
                            "MATTERS RELATING TO THE MERGER PROPOSAL --PURPOSE
                            AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO
                            THE MERGER PROPOSAL -- RECOMMENDATION OF THE SPECIAL
                            COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE
                            MERGER;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;"
                            and "MATTERS RELATING TO THE MERGER PROPOSAL --
                            POSITION OF SHP ACQUISITION AND THE OTHER FILING
                            PERSONS"

13. Other Provisions of
the Transaction

(a)                         "MATTERS RELATING TO THE MERGER PROPOSAL --APPRAISAL
                            RIGHTS"


(b)                         *

(c)                         *

14. Financial Information

(a)                         "SELECTED FINANCIAL DATA OF SUNSTONE AND LESSEE"

(b)                         *

15. Persons and Assets
Employed, Retained or
Utilized

(a)                         "INFORMATION CONCERNING THE SPECIAL MEETING --PROXY
                            SOLICITATION;" "MATTERS RELATING TO THE MERGER
                            PROPOSAL --BACKGROUND OF THE MERGER;" "MATTERS
                            RELATING TO THE MERGER PROPOSAL --PLANS FOR SUNSTONE
                            AFTER THE MERGER;" and "CERTAIN RELATIONSHIPS AND
                            TRANSACTIONS"

(b)                         "INFORMATION CONCERNING THE SPECIAL MEETING --PROXY
                            SOLICITATION;" "MATTERS RELATING TO THE MERGER
                            PROPOSAL --OPINION OF THE INDEPENDENT FINANCIAL
                            ADVISOR;" "MATTERS RELATING TO THE MERGER PROPOSAL --
                            FEES AND EXPENSES;" "APPENDIX B -- FAIRNESS OPINION
                            OF GOLDMAN, SACHS & CO., DATED JULY 12, 1999;" AND
                            "APPENDIX C -- FAIRNESS OPINION OF GOLDMAN, SACHS &
                            CO., DATED OCTOBER 7, 1999"

16. Additional Information

                            The Proxy Statement, including the Appendices thereto


17.  Material to be Filed as
Exhibits
(a) - (f)                   Separately filed with this Schedule 13E-3

* The Item is inapplicable or the answer thereto is in the negative.

ITEM 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSAL -- GENERAL -- SUNSTONE" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth on the Cover Page of the Proxy Statement and in "SUMMARY -- VOTING SECURITIES AND VOTES REQUIRED;" and "INFORMATION CONCERNING THE SPECIAL MEETING -- Record Date; Quorum; Outstanding Common Stock and Preferred Stock Entitled to Vote" in the Proxy Statement is hereby incorporated herein by reference.

     (c) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

     (d) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

     (e) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

     (f)  Not applicable.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13E-3 is being filed by the Company, SHP Acquisition, SHP Investors Sub, Robert A. Alter, Alter SHP L.L.C., Charles L. Biederman, Biederman SHP L.L.C., Westbrook Real Estate Fund III, L.P., Westbrook Real Estate Co-Investment Partnership III, L.P., Westbrook SHP, L.L.C. and Paul D. Kazilionis. The Company is the issuer of the Common Stock which is the subject of the Rule 13e-3 transaction. The information set forth in "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSAL -- GENERAL -- SHP ACQUISITION AND SHP INVESTORS SUB;" "MANAGEMENT OF SUNSTONE;" and "MANAGEMENT OF SHP ACQUISITION AND SHP INVESTORS SUB; MEMBERS OF SHP ACQUISITION" in the Proxy Statement is hereby incorporated herein by reference.

     During the last five years, none of the Company, SHP Acquisition SHP Investors Sub, Robert A. Alter, Alter SHP L.L.C., Charles L. Biederman, Biederman SHP L.L.C., Westbrook Real Estate Fund III, L.P., Westbrook Real Estate Co-Investment Partnership III, L.P., Westbrook SHP, L.L.C. or Paul D. Kazilionis nor any person controlling SHP Acquisition or SHP Investors Sub, nor, to the best of their knowledge, any of the persons set forth in "MANAGEMENT OF SUNSTONE" and "MANAGEMENT OF SHP ACQUISITION AND SHP INVESTORS SUB; MEMBERS OF SHP ACQUISITION" in the Proxy Statement has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) (1) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSAL -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

     (a) (2) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSAL -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;" and "SUMMARY -- OPERATING PARTNERSHIP MERGER" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSAL -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

     (a) The information set forth in "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSAL;" and "THE MERGER AND THE MERGER AGREEMENT -- THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth in "SUMMARY;" "MATTERS RELATING TO THE MERGER PROPOSAL;" and "THE MERGER AND THE MERGER AGREEMENT -- THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.


ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (g) The information set forth in "SUMMARY -- OPERATING PARTNERSHIP MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "MATTERS RELATING TO THE MERGER PROPOSAL -
- CERTAIN CONSEQUENCES OF THE MERGER;" "THE MERGER AND THE MERGER AGREEMENT -- THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PLANS FOR SUNSTONE AFTER THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --FINANCING; SOURCE OF FUNDS;" and "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (c) The information set forth in "SUMMARY -- FAIRNESS OPINION;" "SUMMARY --FINANCING; SOURCE OF FUNDS;" "MATTERS RELATING TO THE MERGER PROPOSAL -- FINANCING; SOURCE OF FUNDS;" and "MATTERS RELATING TO THE MERGER PROPOSAL -- FEES AND EXPENSES" in the Proxy Statement is hereby incorporated herein by reference.

     (d)  Not Applicable.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (c) The information set forth in "SUMMARY -- PURPOSE, STRUCTURE AND EFFECTS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" and "MATTERS RELATING TO THE MERGER PROPOSAL --POSITION OF SHP ACQUISITION AND THE OTHER FILING PERSONS" in the Proxy Statement is hereby incorporated herein by reference.

     (d) The information set forth in "SUMMARY -- PURPOSE, STRUCTURE AND EFFECTS OF THE MERGER;" "SUMMARY -- CONFLICTS OF INTEREST OF OFFICERS AND DIRECTORS OF SUNSTONE;" "SUMMARY -- FEDERAL INCOME TAX CONSEQUENCES;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- BENEFITS AND DETRIMENTS TO NONAFFILIATED STOCKHOLDERS;" "MATTERS RELATING TO THE MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "MATTERS RELATING TO THE MERGER
PROPOSAL -- CERTAIN CONSEQUENCES OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PLANS FOR SUNSTONE AFTER THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- MATERIAL FEDERAL INCOME TAX CONSEQUENCES;" "MATTERS
RELATING TO THE MERGER PROPOSAL -- LITIGATION

REGARDING THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- ACCOUNTING TREATMENT;" and "THE MERGER AND THE MERGER AGREEMENT -- THE MERGER" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8.   FAIRNESS OF THE TRANSACTION.

     (a) - (f) The information set forth in "SUMMARY - RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE;" "INFORMATION CONCERNING THE SPECIAL MEETING -- VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER PROPOSAL -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL --POSITION OF SHP ACQUISITION AND THE OTHER FILING PERSONS;" "MATTERS RELATING TO THE MERGER PROPOSAL -- BENEFITS AND DETRIMENTS TO NONAFFILIATED STOCKHOLDERS;" "MATTERS RELATING TO THE MERGER PROPOSAL -- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" "MATTERS RELATING TO THE MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "APPENDIX B -- FAIRNESS OPINION OF GOLDMAN, SACHS & CO., DATED JULY 12, 1999;" and "APPENDIX C -- FAIRNESS OPINION OF GOLDMAN, SACHS & CO., DATED OCTOBER 7, 1999" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSAL -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" "APPENDIX B -- FAIRNESS OPINION OF

GOLDMAN, SACHS & CO., DATED JULY 12, 1999;" and "APPENDIX C -- FAIRNESS OPINION OF GOLDMAN, SACHS & CO., DATED OCTOBER 7, 1999" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SUNSTONE" in the Proxy Statement is hereby incorporated herein by reference.

     (b) The information set forth in "COMMON STOCK MARKET PRICE INFORMATION; DIVIDEND INFORMATION" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING -- VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER PROPOSAL -- INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON;" "THE MERGER AND THE MERGER AGREEMENT -- THE MERGER;" and "CERTAIN RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) - (b) The information set forth in "SUMMARY;" "INFORMATION CONCERNING THE SPECIAL MEETING -- VOTE REQUIRED;" "MATTERS RELATING TO THE MERGER PROPOSAL -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PURPOSE AND STRUCTURE OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -
- RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER;" "CERTAIN RELATIONSHIPS AND TRANSACTIONS;" and "MATTERS RELATING TO THE MERGER

PROPOSAL -- POSITION OF SHP ACQUISITION AND THE OTHER FILING PERSONS" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "MATTERS RELATING TO THE MERGER PROPOSAL -- APPRAISAL RIGHTS" in the Proxy Statement is hereby incorporated herein by reference.

     (b)  Not Applicable.

     (c)  Not Applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in "SELECTED FINANCIAL DATA OF SUNSTONE AND LESSEE" in the Proxy Statement is hereby incorporated herein by reference. The consolidated financial statements of the Company are hereby incorporated by reference to the Company's consolidated financial statements, related notes thereto and other financial information contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 as filed on March 30, 1999, as amended by Annual Report on Form 10-K/A as filed on July 15, 1999, and in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 as filed on May 17, 1999, as amended by Quarterly Report on Form 10-Q/A as filed on July 15, 1999.

     (b)  Not Applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- PROXY SOLICITATION;" "MATTERS RELATING TO THE MERGER PROPOSAL -- BACKGROUND OF THE MERGER;" "MATTERS RELATING TO THE MERGER PROPOSAL -- PLANS FOR SUNSTONE AFTER THE MERGER;" and "CERTAIN

RELATIONSHIPS AND TRANSACTIONS" in the Proxy Statement is hereby incorporated by reference.

     (b) The information set forth in "INFORMATION CONCERNING THE SPECIAL MEETING -- PROXY SOLICITATION;" "MATTERS RELATING TO THE MERGER PROPOSAL -- OPINION OF THE INDEPENDENT FINANCIAL ADVISOR;" "MATTERS RELATING TO THE MERGER PROPOSAL -- FEES AND EXPENSES;" "APPENDIX B -- FAIRNESS OPINION OF GOLDMAN, SACHS & CO., DATED JULY 12, 1999" and "APPENDIX C -- OPINION OF GOLDMAN, SACHS & CO., DATED OCTOBER 7, 1999;" in the Proxy Statement is hereby incorporated by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

2.1 Amended and Restated Agreement and Plan of Merger, dated as of October 7, 1999, by and among SHP Acquisition, SHP Investors Sub and the Company, which is incorporated herein by reference to Appendix A to the Proxy Statement.

99.1 Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.2 Letter to Stockholders of the Company from the Company, filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.3 Notice of Special Meeting of the Stockholders of the Company filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.4 Opinion of Goldman, Sachs & Co., dated July 12, 1999, incorporated by reference to Appendix B to the Proxy Statement.

99.41 Opinion of Goldman, Sachs & Co., dated October 7, 1999, incorporated by reference to Appendix C to the Proxy Statement.

99.5 Financial Analysis Presentation Materials prepared by Goldman, Sachs & Co. in connection with providing its opinion to the Special Committee of the Board of Directors of the Company, incorporated by reference to Exhibit 99.5 to the Schedule 13E-3 filed on August 18, 1999.

99.6 Financing Commitment Letter, dated July 12, 1999, from PW Real Estate Investments Inc. to Westbrook Real Estate Fund III, L.P., incorporated by reference to Exhibit G to the Merger Agreement, as filed on the Company's Form 8-K/A dated July 14, 1999.

99.7 Voting Agreement, dated as of July 12, 1999, among Westbrook Real Estate Fund I, L.P., Robert A. Alter, Charles L. Biederman, SHP Acquisition and the Company and Limited Irrevocable Proxy of Westbrook Real Estate Fund I, L.P., Robert A. Alter and Charles L.

               Biederman, incorporated by reference to Exhibit C to the Merger Agreement, as filed on the Company's Form 8-K/A dated July 14, 1999.

99.8 Amended and Restated Limited Liability Company Agreement of SHP Acquisition, dated as of July 12, 1999, incorporated by reference to Exhibit 99.8 to the Schedule 13E-3 filed on August 18,
               1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 1999

                                  Sunstone Hotel Investors, Inc.

                                  By:  /s/ R. Terrence Crowley
                                       ___________________________
                                       Name:   R. Terrence Crowley
                                       Title:  Authorized Person



                                  SHP Acquisition, L.L.C.

                                  By:  /s/ Paul D. Kazilionis
                                       ___________________________

                                       Name:   Paul D. Kazilionis
                                       Title:  Manager



                                  SHP Investors Sub, Inc.

                                  By:  /s/ Jonathan H. Paul
                                       ___________________________
                                       Name:   Jonathan H. Paul
                                       Title:  President

                                  Robert A. Alter

                                     /s/ Robert A. Alter
                                  _________________________________
                                  Name:  Robert A. Alter



                                  Alter SHP L.L.C.

                                           /s/ Robert A. Alter
                                  By:  ____________________________
                                       Name:   Robert A. Alter
                                       Title:  Authorized Person



                                  Charles L. Biederman

                                     /s/ Charles L. Biederman
                                  _________________________________
                                  Name:  Charles L. Biederman



                                  Biederman SHP L.L.C.

                                           /s/ Charles L. Biederman
                                  By:  ____________________________
                                       Name:   Charles L. Biederman
                                       Title:  Authorized Person

                                  Westbrook Real Estate Fund III, L.P.

                                  By:  Westbrook Real Estate Partners
                                       Management III, L.L.C., its General
                                       Partner

                                  By:  Westbrook Real Estate Partners,
                                       L.L.C., its sole member

                                  By:  /s/ Jonathan H. Paul
                                       _______________________________
                                       Name:   Jonathan H. Paul
                                       Title:  Managing Principal


                                  Westbrook Real Estate Co-Investment
                                  Partnership III, L.P.

                                  By:  Westbrook Real Estate Partners
                                       Management III, L.L.C., its General
                                       Partner

                                  By:  Westbrook Real Estate Partners,
                                       L.L.C., its sole member

                                  By:  /s/ Jonathan H. Paul
                                       _______________________________
                                       Name:   Jonathan H. Paul
                                       Title:  Managing Principal

                                  Westbrook SHP, L.L.C.
                                  By:  /s/ Jonathan H. Paul
                                       _______________________________
                                       Name:   Jonathan H. Paul
                                       Title:  Authorized Person

                                  Paul D. Kazilionis
                                  /s/ Paul D. Kazilionis
                                  ____________________________________
                                  Name:  Paul D. Kazilionis

                                 EXHIBIT INDEX

Exhibit        Description

2.1 Amended and Restated Agreement and Plan of Merger, dated as of October 7, 1999, by and among SHP Acquisition, SHP Investors Sub and the Company, which is incorporated herein by reference to Appendix A to the Proxy Statement.

99.1 Proxy Statement filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.2 Letter to Stockholders of the Company from the Company, filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.3 Notice of Special Meeting of the Stockholders of the Company filed by the Company with the Commission on even date hereof and hereby incorporated by reference.

99.4 Opinion of Goldman, Sachs & Co., dated July 12, 1999, incorporated by reference to Appendix B to the Proxy Statement.

99.41 Opinion of Goldman, Sachs & Co., dated October 7, 1999, incorporated by reference to Appendix C to the Proxy Statement.

99.5 Financial Analysis Presentation Materials prepared by Goldman, Sachs & Co. in connection with providing its opinion to the Special Committee of the Board of Directors of the Company, incorporated by reference to Exhibit 99.5 to the Schedule 13E-3 filed on August 18, 1999.

99.6 Financing Commitment Letter, dated July 12, 1999, from PW Real Estate Investments Inc. to Westbrook Real Estate Fund III, L.P., incorporated by reference to Exhibit G to the Merger Agreement, as filed on the Company's Form 8-K/A dated July 14, 1999.

99.7 Voting Agreement, dated as of July 12, 1999, among Westbrook Real Estate Fund I, L.P., Robert A. Alter, Charles L. Biederman, SHP Acquisition and the Company and Limited Irrevocable Proxy of

               Westbrook Real Estate Fund I, L.P., Robert A. Alter and Charles
               L. Biederman, incorporated by reference to Exhibit C to the Merger Agreement, as filed on the Company's Form 8-K/A dated July 14, 1999.

99.8 Amended and Restated Limited Liability Company Agreement of SHP Acquisition, dated as of July 12, 1999, incorporated by reference to Exhibit 99.8 to the Schedule 13E-3 filed on August 18,
               1999.